Exhibit 3.2

CERTIFICATE OF AMENDMENT

OF

ARTICLES OF INCORPORATION
OF
HERITAGE COMMERCE CORP

Lawrence D. McGovern and Debbie Reuter certify that:

1.             They are the duly elected and acting Executive Vice President and Secretary, respectively, of Heritage Commerce Corp, a California corporation.

2.             ARTICLE III of the Restated Articles of Incorporation of this corporation is amended by amending paragraph a. to read as follows:

“a.  The total number of shares of stock that the corporation shall have authority to issue is 70,000,000 shares, which shall be divided into two classes as follows:  (a) 60,000,000 shares of Common Stock, and (b) 10,000,000 shares of Preferred Stock (hereinafter “Preferred Shares”) of which 40,000 Preferred Shares shall be designated as “Fixed Rate Cumulative Perpetual Preferred Stock, Series A”.

3.             The foregoing amendment of Restated Articles of Incorporation has been duly approved by the board of directors.

4.             The foregoing amendment of Restated Articles of Incorporation has been duly approved by the required vote of shareholders in accordance with Section 902, Corporations Code.  The total number of outstanding shares entitled to vote with respect to the amendment was 11,820,509 common shares.  The number of shares voting in favor of the amendment equaled or exceeded the vote required.  The percentage vote required was more than 50%.

We further declare under penalty of perjury under the laws of the State of California that the matters set forth in this certificate are true and correct of our own knowledge.

Dated: May 27, 2010	/s/ Lawrence D. McGovern
Lawrence D. McGovern
Executive Vice President

/s/ Debbie Reuter
Debbie Reuter
Secretary